                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                12 March, 2003

                        Commission File number: 2-6860

                              LIHIR GOLD LIMITED
                     -----------------------------------
                              NAME OF YOUR COMPANY

                               Papua New Guinea
                           7th Floor, Pacific Place
                     One Champion Parade, Musgrave Street
                        Port Moresby, Papua New Guinea
             ----------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                   Form 20-F     X            Form 40-F
                                               -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes                       No     X
                                         -----                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

LIHIR GOLD LIMITED
ARBN  069 803 998                                   [LIHIR GOLD LIMITED LOGO]
Incorporated in Papua New Guinea




25 FEBRUARY 2003

          ----------------------------------------------------------
                  FINANCIAL RESULTS FOR YEAR ENDED 31 DECEMBER
                           2002 AND OPERATIONS UPDATE
          ----------------------------------------------------------


This Report should be read in conjunction with the Fourth Quarter Production and Exploration Report to 31 December 2002 together with the revised Reserve Statement (available on our website).

HIGHLIGHTS

o LIHIR RECORDED A PROFIT BEFORE TAX FOR THE YEAR OF US$69.7 MILLION. EXCLUDING ASSET IMPAIRMENT WRITE BACK AND A NEGATIVE GOLD LEASE RATE ADJUSTMENT FOR THE HALF-YEAR, PROFIT BEFORE TAX WAS US$34.3 MILLION.

o    PROFIT AFTER TAX FOR THE YEAR WAS US$53.2 MILLION.

o TOTAL CASH COSTS WERE US$226 PER OUNCE, WHICH INCLUDED A CREDIT OF US$18 PER OUNCE OF DEFERRED MINING COST AND INVENTORY ADJUSTMENTS.

o    AN ASSET IMPAIRMENT WRITE BACK OF US$37.9 MILLION HAS BEEN RECOGNISED.

o    CASH FLOW FOR THE YEAR PRIOR TO DEBT REPAYMENTS WAS NEGATIVE USD$1.6
     MILLION.

o    LIHIR'S NET DEBT AT YEAR-END WAS USD$8 MILLION.


MANAGING DIRECTORS REVIEW

COMMENTING ON THE RESULTS, MD NEIL SWAN SAID, "THE PROFIT EXCLUDING THE ACCOUNTING ADJUSTMENTS REFLECTS OUR OPERATING PERFORMANCE AND THE EFFECT OF UNSOLD GOLD AT YEAR END. AS ADVISED PREVIOUSLY, OUR COSTS WERE HIGH DUE TO VARIOUS MAINTENANCE ISSUES WE HAD TO DEAL WITH IN THE YEAR. CASH GENERATION WAS LOWER THAN LAST YEAR DUE TO THESE HIGHER COSTS, WORKING CAPITAL MOVEMENTS, ADDITIONAL EXPLORATION AND LOWER GOLD SALES.

IN 2003, I AM DETERMINED TO SEE AN IMPROVED FOCUS ON COST REDUCTION AND THIS COUPLED WITH THE BENEFIT OF THE HIGHER REALISED GOLD PRICES FROM THE SPOT MARKET WILL BE REFLECTED ON THE BOTTOM LINE.

INCLUDED IN THIS RELEASE ARE THE RESULTS OF ADDITIONAL DRILLING IN KAPIT RECEIVED SINCE THOSE REPORTED IN THE 4TH QUARTER PRODUCTION REPORT IN JANUARY 2003. THESE CONFIRM THE EXCITING POTENTIAL OF THE KAPIT RESOURCE."

Financial Results - 31 December 2002
Page 1 of 5

FINANCIAL

FULL YEAR TO 31 DECEMBER                                          2002        2001
                                                                  US$M        US$M
                                                                -------     -------
Sales Revenue                                                    199.2       200.3
Deferred Hedging Income & Costs                                   11.8        27.9
Revaluation of Financial Instruments                               2.2         5.0
TOTAL INCOME                                                     213.2       233.2

GROSS CASH COSTS                                                 148.4       140.3
Deferred Waste and Inventory Movements                           (11.1)        3.6
TOTAL CASH COSTS                                                 137.3       143.9
Depreciation and Amortisation                                     27.1        31.9
Other Corporate Costs (incl Finished Goods Movements)              4.6         2.4
Exploration                                                        9.8         7.8
Net Interest                                                       2.7         4.4
TOTAL COSTS BEFORE IMPAIRMENT ADJUSTMENTS                        181.5       190.4
Asset Impairment                                                 (37.9)        0.0
TOTAL OPERATING COSTS                                            143.6       190.4
Taxation                                                          16.4       (16.4)
NET EARNINGS                                                      53.2        59.2

The cash flow for the year does not include the potential sales revenue from finished goods inventory at year-end due to timing of gold shipments. If the finished goods inventory had been sold in the spot market at the end of the year, an additional US$10.0 million would have been received as cashflow and a net US$4.1 million would have been recognised in profit.

Exploration costs for the year of US$9.8 million was an increase from 2001 and reflects the additional contract geothermal drilling activity used to advance the exploration drilling programme.

The mark to market value of the hedgebook at 31 December 2002 was a negative US$66 million using a spot price of US$342.75 per ounce. The change in value of the hedgebook is reflected in the balance sheet except for the gold lease rate component which resulted in a negative US$2.5 million being recognised in the profit and loss for the half year.

The asset impairment write back is a result of the change in parameters used in the asset impairment tests required under International Accounting standard IAS36.

There has been no change to the Company's policy for recognition of deferred tax.

OPERATIONS UPDATE AND PRODUCTION PROFILE

Further disclosure is provided on the Kapit resource.

Drill results received since the 4th Quarter Production report issued in January 2003 are shown in the table below. Holes 949, 962 and 963 are located on the western most drill line to date.

                                                       KAPIT
                                               ----------------------
    HOLE NUMBER             TARGET              FROM       DOWNHOLE      GOLD GRADE
                                                (M)      INTERVAL (M)     (g Au/t)
    -----------      --------------------      -----     ------------    ----------
      DDHL949        Kapit - Lienetz Link       224            68            3.80
      DDHL962                Kapit              212            10            2.16
                                                252            20            8.44
                                                288            18            6.54
      DDHL963                Kapit              190            10            3.01
                                                214           148            14.8
                           INCLUDING            226            90            22.3
                                                390             6            6.88

 The above results are selected intersections from within selected holes.


Financial Results - 31 December 2002
Page 2 of 5

                        [DRILL RESULTS AND LOCATION MAP]


                            refer www.lihir.com.pg

Financial Results - 31 December 2002
Page 3 of 5

A cross section of drilling results and other information will be available on the Lihir website (www.lihir.com.pg) contained in a presentation by Neil Swan on 26th February 2003.

It is necessary to undertake geothermal, geotechnical and other engineering studies before the Kapit Resource can be considered for conversion to Reserves. The Kapit intersections received to date show near identical host rocks, orientation and depth of burial to the adjacent and linked Lienetz deposit. All holes have been diamond drilled and fire assay results have been subjected to a check sampling and standards program.

Kapit high-grade mineralisation (>5g Au/t) commences at approximately 150m below natural surface, and extends to at least 350m below surface. Above the high-grade intercepts, lower grade mineralisation extends to near surface. The mineralisation predominantly dips to the north at 45 degrees, has an east-west strike of at least 200m and a true thickness of between 50 and 150 metres. Gold grades within the intersections show consistently high levels throughout. For example, DDHL 963 has 70 consecutive metres down hole with a minimum assay of 12g Au/t, and a maximum 2m composite assay of 60g Au/t.

The mineralisation remains open to the east, north and west, and links back to Lienetz 500m to the south.

During February 2003, it was possible to combine the previously advised sag mill modifications with a scheduled crusher overhaul and also bring forward scheduled autoclave one maintenance. The opportunity was used to complete maintenance on the oxygen plant and wash thickeners. This means that there are no significant shutdowns until autoclave two scheduled maintenance in May 2003 and then the autoclave feed pump installation in July 2003.

Detailed below is the updated five-year production profile from the revised reserve statement and pit optimisation.

                                                                                   YEAR
                                                         ---------------------------------------------------------
                                                         2003         2004         2005          2006         2007
                                                         ----         ----         ----          ----         ----
MATERIAL MINED, APPROX                       MT            42            41           41            36           31
STRIP RATIO (W + LG ; HG)                                   9             9            8             9            7
ORE MILLED, APPROX                           MT           4.3           4.5          4.8           4.4          4.5
HEAD GRADE                                 g Au/t        >4.9          >5.0         >5.5          >6.0         >6.0
GOLD PRODUCED                               KOZ          >600          >650         >750          >750         >780
CAPITAL, APPROX *                           US$M           25            30           20            25           25
DEFERRED HEDGING INCOME                     US$M            0             1            1             1            0

* Note: capital excludes 30Mw geothermal power unit.

ANNUAL REPORT TO SHAREHOLDERS

Lihir's financial statements for 2002 are included in the Appendix 4B lodged with this release. The Annual Report will be mailed to shareholders on 28th March 2003.

Financial Results - 31 December 2002
Page 4 of 5

CONTACT FOR INVESTOR INFORMATION
Rod Antal
Manager Corporate Safety and Investor Relations
Tel:       +61 7 32295483
Fax:       +675 9864 018
E-mail:    rpa@lihir.com.pg
Website:   www.lihir.com.pg

SHAREHOLDER ENQUIRES
Matters related to number of shares held, changes of address should be directed to:
Computershare Investor Services
Centre Plaza One
Level 27
345 Queen Street
Brisbane
Queensland 4000
Tel:       +61 7 3237 2102
Fax:       +61 7 3229 9860
E-mail:    mark.casey@computershare.com.au

ADR DEPOSITARY:
The Bank of New York
101 Barclay St 22 West
New York 10286
Tel:  +1 212 815 3874


Financial Results - 31 December 2002

                                                                    APPENDIX 4B
                                           HALF YEARLY/PRELIMINARY FINAL REPORT
-------------------------------------------------------------------------------
                                                                 Rules 4.1, 4.3

                                   APPENDIX 4B

                      HALF YEARLY/PRELIMINARY FINAL REPORT

Introduced 30/6/2002.

Name of entity
-------------------------------------------------------------------------------
Lihir Gold Limited
-------------------------------------------------------------------------------

ABN or equivalent company        Half yearly     Preliminary    Half year/financial year ended ('current
reference                        (tick)          final (tick)   period')
-------------------------        -----------     ------------   ----------------------------------------
ARBN 069 803 998                                     [X]                    31 December 2002
-------------------------        -----------     ------------   ----------------------------------------

FOR ANNOUNCEMENT TO THE MARKET
Extracts from this report for announcement to the market
(see note 1).                                                          $US'000

Revenues from ordinary activities (item 1.1)                         /down              8.6%  to      213,189

Profit (loss) from ordinary activities after tax attributable        /down             10.0%  to       53,247
to members (item 1.22)

Profit (loss) from extraordinary items after tax attributable      gain (loss)                              0
to members (item 2.5(d))                                           of

Net profit (loss) for the period attributable to members             /down             10.0%  to       53,247
(item 1.11)

DIVIDENDS (DISTRIBUTIONS)                                            AMOUNT PER          FRANKED AMOUNT PER
                                                                      SECURITY                SECURITY
-------------------------                                           ------------         ------------------
Final dividend (Preliminary final report only - item 15.4)
Interim dividend (Half yearly report only - item 15.6)                 0(cent)                  0(cent)

Previous corresponding period (Preliminary final report -
item 15.5; half yearly report - item 15.7)                             0(cent)                  0(cent)

                                                         ----------------------
(+)Record date for determining entitlements to the
dividend,                                                    Not Applicable
(in the case of a trust, distribution) (see item 15.2)
                                                         ----------------------

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:


IF THIS IS A HALF YEARLY REPORT IT IS TO BE READ IN CONJUNCTION WITH THE MOST RECENT ANNUAL FINANCIAL REPORT.


-------------------------------------------------------------------------------
(+) See chapter 19 for defined terms.                        Appendix 4B Page 1

                                                                    APPENDIX 4B
                                           HALF YEARLY/PRELIMINARY FINAL REPORT
-------------------------------------------------------------------------------

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

                                                               CURRENT PERIOD -     PREVIOUS CORRESPONDING
                                                                  $US'000              PERIOD - $US'000
                                                               ----------------     ----------------------
1.1      Revenues from ordinary activities (see items 1.23
         -1.25)                                                     213,189                  233,155

1.2      Expenses from ordinary activities (see items 1.26
         & 1.27)                                                   (140,826)                (186,046)

1.3      Borrowing costs                                             (2,690)                  (4,359)

1.4      Share of net profits (losses) of associates and
         joint venture entities (see item 16.7)                           0                        0
                                                                   --------                ---------
1.5      PROFIT (LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX           69,673                   42,750

1.6      Income tax on ordinary activities (see note 4)             (16,426)                  16,426
                                                                   --------                ---------
1.7      PROFIT (LOSS) FROM ORDINARY ACTIVITIES AFTER TAX            53,247                   59,176

1.8      Profit (loss) from extraordinary items after tax
         (see item 2.5)                                                   0                        0
                                                                   --------                ---------
1.9      NET PROFIT (LOSS)                                           53,247                   59,176

1.10     Net profit (loss) attributable to outside (+)equity
         interests                                                        0                        0
                                                                   --------                ---------
1.11     NET PROFIT (LOSS) FOR THE PERIOD ATTRIBUTABLE TO
         MEMBERS                                                     53,247                   59,176
                                                                   --------                ---------
NON-OWNER TRANSACTION CHANGES IN EQUITY

1.12      Increase (decrease) in revaluation reserves              (123,085)                  53,616

1.13      Net exchange differences recognised in equity                   0                        0

1.14      Other revenue, expense and initial adjustments
          recognised directly in equity (attach details)                  0                        0

1.15      Initial adjustments from UIG transitional
          provisions                                                      0                        0
                                                                   --------                ---------
1.16      Total transactions and adjustments recognised
          directly in equity (items 1.12 to 1.15)                  (123,085)                  53,616
                                                                   --------                ---------
1.17      TOTAL CHANGES IN EQUITY NOT RESULTING FROM
          TRANSACTIONS WITH OWNERS AS OWNERS                       (123,085)                  53,616
                                                                   ========                =========

                                                               PREVIOUS
                                                            CORRESPONDING
EARNINGS PER SECURITY (EPS)            CURRENT PERIOD           PERIOD
---------------------------            --------------       -------------
 1.18    Basic EPS                          4.7(cent)           5.2(cent)

 1.19    Diluted EPS                        4.7(cent)           5.2(cent)


-------------------------------------------------------------------------------
(+) See chapter 19 for defined terms.                        Appendix 4B Page 2

                                                                    APPENDIX 4B
                                           HALF YEARLY/PRELIMINARY FINAL REPORT
-------------------------------------------------------------------------------

NOTES TO THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

PROFIT (LOSS) FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO MEMBERS


                                                               CURRENT PERIOD -     PREVIOUS CORRESPONDING
                                                                  $US'000              PERIOD - $US'000
                                                               ----------------     ----------------------
 1.20     Profit (loss) from ordinary activities after
          tax (item 1.7)                                           53,247                    59,176

 1.21     Less (plus) outside (+)equity interests                       0                         0
                                                                   ------                    ------
 1.22     PROFIT (LOSS) FROM ORDINARY ACTIVITIES AFTER
          TAX, ATTRIBUTABLE TO MEMBERS                             53,247                    59,176
                                                                   ======                    ======



REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES
(see note 15)

                                                               CURRENT PERIOD -     PREVIOUS CORRESPONDING
                                                                  $US'000              PERIOD - $US'000
                                                               ----------------     ----------------------
 1.23     Revenue from sales or services

          Gold sales at spot                                       183,207                   174,719
          Hedge premium                                             13,655                    25,764
          Gold lease rate fees                                       2,339                      (185)
          Revaluation of financial instruments                       2,227                     5,003
          Deferred hedging income                                   15,889                    32,071
          Deferred hedging costs                                    (4,128)                   (4,217)

          Total sales revenue                                      213,189                   233,155

 1.24     Interest revenue                                           1,015                     1,805
 1.25     Other relevant revenue                                         0                         0
 1.26     Details of relevant expenses

          OPERATING EXPENSES
          Mining expenses                                          (72,966)                  (65,724)
          Processing costs                                         (30,446)                  (31,842)
          Power generation costs                                   (24,103)                  (24,450)
          General and administrative costs                         (31,345)                  (21,409)
          Refining, royalty and management fees                     (7,933)                   (7,961)
          Costs deferred and transferred to inventories             19,556                     3,080
          Impairment of mine properties and deferred
          mining costs                                              37,893                         0
          Low grade stockpile impairment                            (4,392)                   (5,841)

 1.27     Depreciation and amortisation excluding
          amortisation of intangibles (see item 2.3)               (27,090)                  (31,899)
                                                                  --------                 ---------
          Operating profit/(loss)                                   73,378                    48,914

          Finance Costs                                             (3,705)                   (6,164)

          Profit/(loss)from ordinary activities
          before taxation                                           69,673                    42,750

          Income Tax                                               (16,426)                   16,426

          Profit/(loss) from ordinary activities after
          taxation                                                  53,247                    59,176
                                                                  --------                 ---------
 CAPITALISED OUTLAYS
 1.28     Interest costs capitalised in asset values                     0                         0


-------------------------------------------------------------------------------
(+) See chapter 19 for defined terms.                        Appendix 4B Page 3

                                                                    APPENDIX 4B
                                           HALF YEARLY/PRELIMINARY FINAL REPORT
-------------------------------------------------------------------------------

 1.29     Outlays   capitalised  in  intangibles  (unless
          arising from an (+)acquisition of a business)                  0                         0


CONSOLIDATED RETAINED PROFITS

                                                               CURRENT PERIOD -     PREVIOUS CORRESPONDING
                                                                  $US'000              PERIOD - $US'000
                                                               ----------------     ----------------------
1.30     Retained profits (accumulated losses) at the
         beginning of the financial period                        (431,190)                 (490,366)

1.31     Net profit (loss) attributable to members
         (item 1.11)                                                53,247                    59,176

1.32     Net transfers from (to) reserves (details if
         material)                                                       0                         0

1.33     Net effect of changes in accounting policies                    0                         0

1.34     Dividends and other equity distributions paid
         or payable                                                      0                         0
                                                                  --------                  --------
1.35     RETAINED PROFITS (ACCUMULATED LOSSES) AT END
         OF FINANCIAL PERIOD                                      (377,943)                 (431,190)
                                                                  ========                  ========

INTANGIBLE AND EXTRAORDINARY ITEMS

                                                           CONSOLIDATED - CURRENT PERIOD
                                       --------------------------------------------------------------------
                                                                            RELATED          AMOUNT (AFTER
                                                                            OUTSIDE              TAX)
                                                                           (+)EQUITY         ATTRIBUTABLE
                                        BEFORE TAX       RELATED TAX       INTERESTS          TO MEMBERS
                                          $US'000          $US'000          $US'000             $US'000
                                           (a)               (b)              (c)                 (d)
                                       -----------       -----------       ---------        --------------
 2.1     Amortisation of goodwill           0                 0                0                   0

 2.2     Amortisation of other
         intangibles                        0                 0                0                   0
                                          ---               ---              ---                 ---
 2.3     TOTAL AMORTISATION OF
         INTANGIBLES                        0                 0                0                   0
                                          ---               ---              ---                 ---
 2.4     Extraordinary items
         (details)                          0                 0                0                   0
                                          ---               ---              ---                 ---
 2.5     TOTAL EXTRAORDINARY ITEMS          0                 0                0                   0
                                          ---               ---              ---                 ---


-------------------------------------------------------------------------------
(+) See chapter 19 for defined terms.                        Appendix 4B Page 4

                                                                    APPENDIX 4B
                                           HALF YEARLY/PRELIMINARY FINAL REPORT
-------------------------------------------------------------------------------


COMPARISON OF HALF YEAR PROFITS                                CURRENT YEAR -      PREVIOUS YEAR -
(Preliminary final report only)                                   $US'000             $US'000
                                                               --------------     -----------------

 3.1     Consolidated profit (loss) from ordinary
         activities after tax attributable to members
         reported for the 1st half year (item 1.22 in
         the half yearly report)                                    4,232               21,002
                                                                   ------               ------
 3.2     Consolidated profit (loss) from ordinary
         activities after tax attributable to members
         for the 2nd half year                                     49,015               38,174
                                                                   ------               ------

-------------------------------------------------------------------------------
(+) See chapter 19 for defined terms.                        Appendix 4B Page 5

                                                                    APPENDIX 4B
                                           HALF YEARLY/PRELIMINARY FINAL REPORT
-------------------------------------------------------------------------------

CONDENSED CONSOLIDATED STATEMENT OF                    AT END OF      AS SHOWN IN LAST     AS IN LAST HALF
FINANCIAL POSITION                                   CURRENT PERIOD     ANNUAL REPORT       YEARLY REPORT
                                                        $US'000           $US'000              $US'000
                                                     --------------   ----------------     ---------------
        CURRENT ASSETS
 4.1    Cash                                            33,817             37,915             37,988
 4.2    Receivables                                      5,074             15,583              6,860
 4.3    Investments                                          0                  0                  0
 4.4    Inventories                                     46,972             32,843             39,973
 4.5    Tax assets                                           0                  0                  0
 4.6.1  Deferred mining costs                            4,185                862              2,605
 4.6.2  Financial Instruments                            1,948             30,633              9,590
                                                       -------            -------            -------
 4.7    TOTAL CURRENT ASSETS                            91,996            117,836             97,016
                                                       -------            -------            -------
        NON-CURRENT ASSETS
 4.8    Receivables                                      2,793              1,180                864
 4.9    Investments (equity accounted)                       0                  0                  0
 4.10   Other investments                                    0                  0                  0
 4.11   Inventories                                          0                  0                  0
 4.12   Exploration and evaluation expenditure
        capitalised (see para .71 of AASB 1022)              0                  0                  0
 4.13   Development properties (+)mining entities)      18,482             21,436             13,326
 4.14   Other property, plant and equipment
        (net)                                          435,656            396,394            402,086
 4.15   Intangibles (net)                                    0                  0                  0
 4.16   Tax assets                                           0                  0                  0
 4.17.1 Deferred mining costs                           17,720             16,440             15,288
 4.17.2 Financial Instruments                           10,037             31,969              2,305
                                                       -------            -------            -------
 4.18   TOTAL NON-CURRENT ASSETS                       484,688            467,419            433,869
                                                       -------            -------            -------
 4.19   TOTAL ASSETS                                   576,684            585,255            530,885
                                                       -------            -------            -------

        CURRENT LIABILITIES
 4.20   Payables                                        14,382             26,612             15,824
 4.21   Interest bearing liabilities                     3,510              3,775              3,642
 4.22   Tax liabilities                                      0                  0                  0
 4.23   Provisions exc. tax liabilities                  2,218              2,927              2,443
 4.24   Bank overdraft                                   1,297                  0                  0
 4.25   Financial Instruments                            6,133                  0              2,203
                                                       -------            -------            -------
 4.26   TOTAL CURRENT LIABILITIES                       27,540             33,314             24,112
                                                       -------            -------            -------
        NON-CURRENT LIABILITIES
 4.27   Payables                                             0                  0                  0
 4.28   Interest bearing liabilities                    37,048             40,558             38,803
 4.29   Tax liabilities                                      0                  0                  0
 4.30   Provisions exc. tax liabilities                 14,067             12,289             12,814


-------------------------------------------------------------------------------
(+) See chapter 19 for defined terms.                        Appendix 4B Page 6

                                                                    APPENDIX 4B
                                           HALF YEARLY/PRELIMINARY FINAL REPORT
-------------------------------------------------------------------------------


CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION CONTINUED

 4.31   Financial Instruments                           71,619              2,846             42,686
                                                       -------            -------            -------
 4.32   TOTAL NON-CURRENT LIABILITIES                  122,734             55,693             94,303
                                                       -------            -------            -------

 4.33   TOTAL LIABILITIES                              150,274             89,007            118,415
                                                       -------            -------            -------
 4.34   NET ASSETS                                     426,410            496,248            412,470
                                                       -------            -------            -------
        EQUITY
 4.35   Capital/contributed equity                     873,822            873,822            873,822
 4.36   Reserves                                       (69,469)            53,616            (34,394)
 4.37   Retained profits (accumulated losses)         (377,943)          (431,190)          (426,958)
                                                       -------            -------            -------
 4.38   EQUITY ATTRIBUTABLE TO MEMBERS OF THE
        PARENT ENTITY                                  426,410           496,248             412,470
 4.39   Outside (+)equity interests in controlled
        entities                                             0                 0                   0
                                                       -------            -------            -------
 4.40   TOTAL EQUITY                                   426,410            496,248            412,470
                                                       -------            -------            -------
 4.41   Preference capital included as part of 4.38          0                  0                  0
                                                       -------            -------            -------

NOTES TO THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

EXPLORATION AND EVALUATION EXPENDITURE CAPITALISED
(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

                                                               CURRENT PERIOD -     PREVIOUS CORRESPONDING
                                                                  $US'000              PERIOD - $US'000
                                                               ----------------     ----------------------
5.1      Opening balance                                             0                        0

5.2      Expenditure incurred during current period                  0                        0

5.3      Expenditure written off during current period               0                        0

5.4      Acquisitions, disposals, revaluation
         increments, etc.                                            0                        0

5.5      Expenditure transferred to Development
         Properties                                                  0                        0
                                                                   ---                      ---
5.6      CLOSING BALANCE AS SHOWN IN THE CONSOLIDATED
         BALANCE SHEET (item 4.12)                                   0                        0
                                                                   ---                      ---


-------------------------------------------------------------------------------
(+) See chapter 19 for defined terms.                        Appendix 4B Page 7

                                                                    APPENDIX 4B
                                           HALF YEARLY/PRELIMINARY FINAL REPORT
-------------------------------------------------------------------------------


DEVELOPMENT PROPERTIES
(To be completed only by entities with mining interests if amounts are material)

                                                               CURRENT PERIOD       PREVIOUS CORRESPONDING
                                                                  $US'000              PERIOD - $US'000
                                                               --------------       ----------------------
6.1      Opening balance                                           21,436                    9,274
6.2      Expenditure incurred during current period                25,981                   36,898
6.3      Expenditure transferred from exploration and
         evaluation                                                     0                        0
6.4      Expenditure written off during current period                  0                        0
6.5      Acquisitions, disposals, revaluation increments, etc.          0                        0
6.6      Expenditure transferred to mine properties               (28,935)                 (24,736)
                                                                  -------                  -------
6.7      CLOSING BALANCE AS SHOWN IN THE CONSOLIDATED
         BALANCE SHEET (item 4.13)                                 18,482                   21,436
                                                                  -------                  -------

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                                                               CURRENT PERIOD       PREVIOUS CORRESPONDING
                                                                  $US'000              PERIOD - $US'000
                                                               --------------       ----------------------
         CASH FLOWS RELATED TO OPERATING ACTIVITIES
 7.1     Receipts from customers                                   199,201                 208,946
 7.2     Payments to suppliers and employees                      (173,988)               (142,772)
 7.3     Dividends received from associates                              0                       0
 7.4     Other dividends received                                        0                       0
 7.5     Interest and other items of similar nature received         1,015                   1,805
 7.6     Interest and other costs of finance paid                   (3,411)                 (5,898)
 7.7     Income taxes paid                                               0                       0
 7.8     Other (provide details if material)                             0                       0
                                                                   -------                 -------
 7.9     NET OPERATING CASH FLOWS                                   22,817                  62,081
                                                                   -------                 -------
         CASH FLOWS RELATED TO INVESTING ACTIVITIES
 7.10    Payment for purchases of property, plant and
         equipment                                                 (25,981)                (36,898)
 7.11    Proceeds from sale of property, plant and equipment         1,544                     349
 7.12    Payment for purchases of equity investments                     0                       0
 7.13    Proceeds from sale of equity investments                        0                       0
 7.14    Loans to other entities                                         0                       0
 7.15    Loans repaid by other entities                                  0                       0
 7.16    Other (provide details if material)                             0                       0


-------------------------------------------------------------------------------
(+) See chapter 19 for defined terms.                        Appendix 4B Page 8

                                                                    APPENDIX 4B
                                           HALF YEARLY/PRELIMINARY FINAL REPORT
-------------------------------------------------------------------------------


 7.17    NET INVESTING CASH FLOWS                                  (24,437)                (36,549)
                                                                   -------                 -------
         CASH FLOWS RELATED TO FINANCING ACTIVITIES
 7.18    Proceeds from issues of (+)securities (shares,
         options, etc.)                                                  0                       0
 7.19    Proceeds from borrowings                                        0                       0
 7.20    Repayment of borrowings                                    (3,775)                (28,440)
 7.21    Dividends paid                                                  0                       0
 7.22    Other (provide details if material)                             0                       0
                                                                   -------                 -------
 7.23    NET FINANCING CASH FLOWS                                   (3,775)                (28,440)
                                                                   -------                 -------
 7.24    NET INCREASE (DECREASE) IN CASH HELD                       (5,395)                 (2,908)
 7.25    Cash at beginning of period                                37,915                  40,823
         (see Reconciliation of cash)
 7.26    Exchange rate adjustments to item 7.25.                         0                       0
                                                                   -------                 -------
 7.27    CASH AT END OF PERIOD                                      32,520                  37,915
        (see Reconciliation of cash)                               -------                 -------

NON-CASH FINANCING AND INVESTING ACTIVITIES

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. ( If an amount is quantified, show comparative amount.)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

RECONCILIATION OF CASH

 Reconciliation of cash at the end of the period (as               CURRENT                PREVIOUS
 shown in the consolidated statement of cash flows) to              PERIOD              CORRESPONDING
 the related items in the accounts is as follows.                  $US'000            PERIOD - $US'000
                                                                  ---------           ----------------
 8.1     Cash on hand and at bank                                  23,304                   24,201

 8.2     Deposits at call                                          10,513                   13,714

 8.3     Bank overdraft                                            (1,297)                       0

 8.4     Other (provide details)
                                                                   ------                   ------
 8.5     TOTAL CASH AT END OF PERIOD (item 7.27)                   32,520                   37,915
                                                                   ------                   ------

OTHER NOTES TO THE CONDENSED FINANCIAL STATEMENTS

RATIOS                                                          CURRENT            PREVIOUS CORRESPONDING
                                                                 PERIOD                    PERIOD
------                                                          --------           ----------------------
         PROFIT BEFORE TAX / REVENUE
9.1      Consolidated profit (loss) from ordinary
         activities before tax (item 1.5) as a
         percentage of revenue (item 1.1)                         32.7%                     18.3%



-------------------------------------------------------------------------------
(+) See chapter 19 for defined terms.                        Appendix 4B Page 9

                                                                    APPENDIX 4B
                                           HALF YEARLY/PRELIMINARY FINAL REPORT
-------------------------------------------------------------------------------

         PROFIT AFTER TAX /(+)EQUITY INTERESTS
9.       Consolidated net profit (loss) from ordinary
         activities after tax attributable to members
         (item 1.11) as a percentage of equity
         (similarly attributable) at the end of the
         period (item 4.37)                                       12.5%                     11.9%

-------------------------------------------------------------------------------
(+) See chapter 19 for defined terms.                       Appendix 4B Page 10

                                                                    APPENDIX 4B
                                           HALF YEARLY/PRELIMINARY FINAL REPORT
-------------------------------------------------------------------------------

EARNINGS PER SECURITY (EPS)

10.1 Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027: Earnings Per Share are as follows.


                                                                                    PREVIOUS CORRESPONDING
                                                              CURRENT PERIOD               PERIOD
                                                             $US CENTS/SHARE           $US CENTS/SHARE
                                                             ---------------        ----------------------
         (a)   Basic EPS                                           4.7                        5.2

         (b)   Diluted EPS (if materially different
                from (a))                                          4.7                        5.2


         (c)   Weighted average number of ordinary
               shares outstanding during the period
               used in the calculation of the Basic EPS       1,142,334,215              1,142,334,215

 NTA BACKING                                                      CURRENT           PREVIOUS CORRESPONDING
 (see note 7)                                                     PERIOD                   PERIOD
---------------------------------------------------              --------           ----------------------
 11.1     Net tangible asset backing per (+)ordinary               N/A                       N/A
          security

DISCONTINUING OPERATIONS
(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042:
Discontinuing Operations (see note 17).)

12.1     Discontinuing Operations

-------------------------------------------------------------------------------

Not applicable


















-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(+) See chapter 19 for defined terms.                       Appendix 4B Page 11

                                                                    APPENDIX 4B
                                           HALF YEARLY/PRELIMINARY FINAL REPORT
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------


CONTROL GAINED OVER ENTITIES HAVING MATERIAL EFFECT

                                                 ----------------------------
13.1  Name of entity (or group of entities)        Not applicable
                                                 ----------------------------

13.2  Consolidated profit (loss) from ordinary activities and
      extraordinary items after tax of the controlled entity (or          $ 0
      group of entities) since the date in the current period on which control was (+)acquired

13.3  Date from which such profit has been calculated                     Not applicable

13.4  Profit (loss) from ordinary activities and extraordinary
      items after tax of the controlled entity (or group of               $ 0
      entities) for the whole of the previous corresponding period



LOSS OF CONTROL OF ENTITIES HAVING MATERIAL EFFECT

                                                 ----------------------------
14.1  Name of entity (or group of entities)        Not applicable

                                                 ----------------------------


14.2  Consolidated profit (loss) from ordinary activities and
      extraordinary items after tax of the controlled entity (or          $ 0
      group of entities) for the current period to the date of loss of control

14.3  Date to which the profit (loss) in item 14.2 has been
      calculated                                                          Not applicable

14.4  Consolidated profit (loss) from ordinary activities and
      extraordinary items after tax of the controlled entity (or          $ 0
      group of entities) while controlled during the whole of the previous corresponding period

14.5  Contribution to consolidated profit (loss) from ordinary
      activities and extraordinary items from sale of interest            $ 0
      leading to loss of control


DIVIDENDS (IN THE CASE OF A TRUST, DISTRIBUTIONS)


15.1  Date the dividend (distribution) is payable                         Not applicable

15.2  (+)Record date to determine entitlements to the dividend
      (distribution) (ie, on the basis of proper instruments
      of transfer received by 5.00 pm if (+)securities are not            Not applicable
      (+)CHESS approved, or security holding balances established by
      5.00 pm or such later time permitted by SCH Business Rules if (+)securities are (+)CHESS approved)

-------------------------------------------------------------------------------
(+) See chapter 19 for defined terms.                       Appendix 4B Page 12

                                                                    APPENDIX 4B
                                           HALF YEARLY/PRELIMINARY FINAL REPORT
-------------------------------------------------------------------------------


15.3  If it is a final dividend, has it been declared?                    Not applicable
      (Preliminary final report only)

AMOUNT PER SECURITY

                                                                                                    AMOUNT PER
                                                                              FRANKED AMOUNT PER    SECURITY OF
                                                               AMOUNT PER     SECURITY AT % TAX    FOREIGN SOURCE
                                                                SECURITY         (SEE NOTE 4)         DIVIDEND
                                                               ----------     ------------------   --------------
      (Preliminary final report only)
15.4  FINAL DIVIDEND:   Current year                             0(cent)              0(cent)          0(cent)

15.5                    Previous year                            0(cent)              0(cent)          0(cent)
                                                                 ------               ------           ------

      (Half yearly and preliminary final reports)
15.6  INTERIM DIVIDEND: Current year                             0(cent)              0(cent)          0(cent)

15.7                    Previous year                            0(cent)              0(cent)          0(cent)
                                                                 ------               ------           ------


TOTAL DIVIDEND (DISTRIBUTION) PER SECURITY (INTERIM PLUS FINAL)
(Preliminary final report only)

                                                              CURRENT YEAR                PREVIOUS YEAR
                                                              ------------                -------------
15.8     (+)Ordinary securities                                  0(cent)                      0(cent)

15.9     Preference (+)securities                                0(cent)                      0(cent)
                                                                -------                       ------

HALF YEARLY REPORT - INTERIM DIVIDEND (DISTRIBUTION) ON ALL SECURITIES OR PRELIMINARY FINAL REPORT - FINAL DIVIDEND (DISTRIBUTION) ON ALL SECURITIES

                                                               CURRENT PERIOD       PREVIOUS CORRESPONDING
                                                                  $US'000              PERIOD - $US'000
                                                               ----------------     ----------------------
15.10  (+)Ordinary securities (each class separately)                0                          0

15.11  Preference (+)securities (each class
       separately)                                                   0                          0

15.12  Other equity instruments (each class
       separately)                                                   0                          0
                                                                 -----                      -----
15.13  TOTAL                                                         0                          0
                                                                 -----                      -----

The (+)dividend or distribution plans shown below are in operation.
-------------------------------------------------------------------------------
Not applicable

-------------------------------------------------------------------------------

The last date(s) for receipt of election notices for the    --------------------
(+)dividend or distribution plans                             Not applicable

                                                            --------------------



-------------------------------------------------------------------------------
(+) See chapter 19 for defined terms.                       Appendix 4B Page 13

                                                                    APPENDIX 4B
                                           HALF YEARLY/PRELIMINARY FINAL REPORT
-------------------------------------------------------------------------------

   Any other disclosures in relation to dividends (distributions). (For half yearly reports, provide details in accordance with paragraph 7.5(d) of
                     AASB 1029 Interim Financial Reporting)

-------------------------------------------------------------------------------
Not applicable

-------------------------------------------------------------------------------


DETAILS OF AGGREGATE SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURE ENTITIES

GROUP'S SHARE OF ASSOCIATES' AND JOINT VENTURE                 CURRENT PERIOD       PREVIOUS CORRESPONDING
ENTITIES':                                                        $US'000              PERIOD - $US'000
                                                               ----------------     ----------------------
 16.1    Profit (loss) from ordinary activities before tax         N/A                     N/A

 16.2    Income tax on ordinary activities                         N/A                     N/A
                                                                 -------                 -------
 16.3    PROFIT (LOSS) FROM ORDINARY ACTIVITIES AFTER  TAX         N/A                     N/A

 16.4    Extraordinary items net of tax                            N/A                     N/A
                                                                 -------                 -------
 16.5    NET PROFIT (LOSS)                                         N/A                     N/A

 16.6    Adjustments                                               N/A                     N/A
                                                                 -------                 -------
 16.7    SHARE OF NET PROFIT (LOSS) OF ASSOCIATES AND
         JOINT VENTURE ENTITIES                                    N/A                     N/A
                                                                 -------                 -------



MATERIAL INTERESTS IN ENTITIES WHICH ARE NOT CONTROLLED ENTITIES
The economic entity has an interest (that is material to it) in the following entities. (If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)

                                   PERCENTAGE OF OWNERSHIP
                               INTEREST HELD AT END OF PERIOD     CONTRIBUTION TO NET PROFIT (LOSS)
 NAME OF ENTITY                      OR DATE OF DISPOSAL                      (ITEM 1.9)
----------------               -------------------------------   -----------------------------------
                                 Current         Previous          Current period      Previous
                                 period          corresponding     $US'000             corresponding
                                                 period                                period -
                                                                                       $US'000
                                 -------         -------------     --------------      -------------

 17.1   EQUITY ACCOUNTED
        ASSOCIATES AND JOINT
        VENTURE ENTITIES            N/A              N/A                 N/A                 N/A
                                 -------         -------------     --------------      -------------
 17.2   TOTAL                       N/A              N/A                 N/A                 N/A
                                 -------         -------------     --------------      -------------
 17.3   Other material              N/A              N/A                 N/A                 N/A
        interests
                                 -------         -------------     --------------      -------------
 17.4   TOTAL                       N/A              N/A                 N/A                 N/A
                                 -------         -------------     --------------      -------------

-------------------------------------------------------------------------------
(+) See chapter 19 for defined terms.                       Appendix 4B Page 14

                                                                    APPENDIX 4B
                                           HALF YEARLY/PRELIMINARY FINAL REPORT
-------------------------------------------------------------------------------


ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD
(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

                                                                                      ISSUE         AMOUNT
                                                                                    PRICE PER       PAID UP
                                                                                     SECURITY         PER
                                                                                      (SEE         SECURITY
                                                                                     NOTE 14)    (SEE NOTE 14)
CATEGORY OF (+)SECURITIES                   TOTAL NUMBER         NUMBER QUOTED       (CENTS)        (CENTS)
-----------------------                   ----------------     ----------------    -----------   -------------
18.1    PREFERENCE (+)SECURITIES
        (description)                                   0                   0           N/A            N/A
                                            -------------       -------------       -------         ------
18.2    Changes during current period
        (a)  Increases through issues                 N/A                 N/A           N/A            N/A
        (b)  Decreases through returns
        of capital, buybacks, redemptions             N/A                 N/A           N/A            N/A

                                            -------------       -------------       -------         ------
18.3    (+)ORDINARY SECURITIES              1,142,334,215       1,142,334,215
                                            -------------       -------------       -------         ------
18.4    Changes during current period
        (a)  Increases through issues                 N/A                 N/A           N/A            N/A
        (b)  Decreases through returns
        of capital, buybacks                          N/A                 N/A           N/A            N/A

                                            -------------       -------------       -------         ------
18.5    (+)CONVERTIBLE DEBT SECURITIES
        (description and conversion
        factor)                                         0                   0           N/A            N/A
                                            -------------       -------------       -------         ------
18.6    Changes during current period
        (a)  Increases through issues                 N/A                 N/A           N/A            N/A
        (b)  Decreases through securities
        matured, converted                            N/A                 N/A           N/A            N/A


                                            -------------       -------------       -------         ------
18.7    OPTIONS  (description and                                                   Exercise        Expiry
        conversion factor)                                                          price           date
                                                                                                    (if any)
                                            -------------       -------------       --------        --------
18.8    Issued during current period                    0                   0           N/A            N/A

18.9    Exercised during current period                 0                   0           N/A            N/A

18.10   Expired during current period                   0                   0           N/A            N/A
                                            -------------       -------------       -------         ------
18.11   DEBENTURES  (description)

18.12   Changes during current period
        (a)  Increases through issues                   0                   0

        (b)  Decreases through securities
        matured, converted                              0                   0

-------------------------------------------------------------------------------
(+) See chapter 19 for defined terms.                       Appendix 4B Page 15

                                                                    APPENDIX 4B
                                           HALF YEARLY/PRELIMINARY FINAL REPORT
-------------------------------------------------------------------------------

18.13   UNSECURED NOTES
        (description)


18.14   Changes during current period

        (a)  Increases through issues         0                   0

        (b)  Decreases through
        securities matured, converted         0                   0


SEGMENT REPORTING
(Information on the business and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Segment Reporting and for half year reports, AASB 1029: Interim Financial Reporting. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's (+)accounts should be reported separately and attached to this report.)

COMMENTS BY DIRECTORS
(Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Interim Financial Reporting. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

BASIS OF FINANCIAL REPORT PREPARATION
19.1 If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029:
       Interim Financial Reporting. IT SHOULD BE READ IN CONJUNCTION WITH THE LAST (+)ANNUAL REPORT AND ANY ANNOUNCEMENTS TO THE MARKET MADE BY THE ENTITY DURING THE PERIOD. The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report. [Delete if preliminary final report.]



-------------------------------------------------------------------------------
(+) See chapter 19 for defined terms.                       Appendix 4B Page 16

                                                                    APPENDIX 4B
                                           HALF YEARLY/PRELIMINARY FINAL REPORT
-------------------------------------------------------------------------------


19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.


     Gold production for the year was 607,087 oz (301,299oz for the first half).

     Net profit for the year included revenue of $US2.2M ($US5.8M for the first half), being an unrealised gain relating to the ineffective portion of the hedgebook. In locking in the gold price of future production, Lihir has elected to retain some floating rate exposure to lease rates by way of gold lease rate swaps. Whilst fixed rate forward sales contracts satisfy the criteria for hedge accounting (subject to the hedge effectiveness provisions), IAS 39 requires that the movement in market value of the lease rate swaps be recognised in the income statement. The unrealised gains have arisen as a result of gold lease rates falling to historically low levels over the last eighteen months.

     Lease rates reached their lowest point in September 2002, before a slight retracement at the long end of the curve. Coinciding with the rollout of the hedgebook, this translated into Lihir giving up some of the earlier unrealised gains booked at mid-year. The reduction of $US3.6M in the second half arises in part as a result of the recent hedgebook restructure. In essence, the lengthening of the hedgebook using floating lease rate forwards has increased Lihir's exposure to lease rates, thereby reducing earnings by $US2.5M. $US1.1M ($US2.3M full year) of the reduction was merely the realisation of the gains in the form of gold lease rate receipts to Lihir (see note 1.23).

     As at 31 December 2002, shareholders equity included a fair value reserve of negative $US69.5M. This debit arose due to the loss on the effective portion of $US73.0M, based on the recent rise in the gold price ($US342.75/oz at year end). Also included in the reserve is deferred hedging income of $US3.5M.

     In accordance with IAS12 a Deferred Tax Asset of US$16.4M was recognised, being to the extent of the Deferred Tax Liability, on the 31 December 2001, which arose from the hedgebook valuation being US$54.8M in-the-money. With the effective portion of the hedgebook valuation being US$73.0M out-of-the-money at 31 December 2002, the Deferred Tax Liability was effectively eliminated.

     As Lihir does not consider the realisation of its tax benefits as probable (which implies a high level of likelihood), no Deferred Tax Asset has been recognised. On the same basis, the Deferred Tax Asset previously raised on the 31 December 2001 was removed from the Balance Sheet, giving rise to a tax charge of US$16.4M. This tax charge is non-cash and offsets the non-cash tax benefit of US$16.4M recognised in the prior year.

     Lihir's directors reviewed the continuing existence of impairments recognised in prior years. Having regard to circumstances prevailing as at 31 December 2002, the directors have resolved that in accordance with International Accounting Standards (IAS 36) a reversal of previous impairments to a value of US$37.9M is appropriate.



-------------------------------------------------------------------------------
(+) See chapter 19 for defined terms.                       Appendix 4B Page 17

                                                                    APPENDIX 4B
                                           HALF YEARLY/PRELIMINARY FINAL REPORT
-------------------------------------------------------------------------------

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).
-------------------------------------------------------------------------------
 Nil.






-------------------------------------------------------------------------------

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

-------------------------------------------------------------------------------
 Nil.



-------------------------------------------------------------------------------

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with AASB 1029: Interim Financial Reporting. Disclose changes in accounting policies in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure).

-------------------------------------------------------------------------------

   An asset impairment reversal of US$37.9M has been recognised in the financial statements. This has resulted due to a change in assumptions including the long term gold price of $US305/ounce (2001: $US280/ounce), the discount rate 7% (2001: 6%) and cost assumptions.

-------------------------------------------------------------------------------

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous (+)annual reports if those revisions have a material effect in this half year.

-------------------------------------------------------------------------------
 Nil.



-------------------------------------------------------------------------------

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last (+)annual report.

-------------------------------------------------------------------------------
(+) See chapter 19 for defined terms.                       Appendix 4B Page 18

                                                                    APPENDIX 4B
                                           HALF YEARLY/PRELIMINARY FINAL REPORT
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
 Nil.



-------------------------------------------------------------------------------

ADDITIONAL DISCLOSURE FOR TRUSTS
                                                       ------------------------
20.1   Number of units held by the management            Not applicable.
       company or responsible entity or their
       related parties.
                                                       ------------------------

                                                       ------------------------
20.2   A statement of the fees and commissions           Not applicable.
       payable to the management company or
       responsible entity.

       Identify:
       o  initial service charges
       o  management fees
       o  other fees
                                                       ------------------------

ANNUAL MEETING
(Preliminary final report only)

The annual meeting will be held as follows:
--------------------------------------------------------------------------------
Place                                           Crowne Plaza Hotel, Port Moresby
--------------------------------------------------------------------------------
Date                                            29 April 2003
--------------------------------------------------------------------------------
Time                                            9:00 AM
--------------------------------------------------------------------------------
Approximate date the (+)annual report will be
available                                       28 March 2003
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------
(+) See chapter 19 for defined terms.                       Appendix 4B Page 19

                                                                    APPENDIX 4B
                                           HALF YEARLY/PRELIMINARY FINAL REPORT
-------------------------------------------------------------------------------
COMPLIANCE STATEMENT

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

                                        --------------------------------------
    Identify other standards used        International Accounting standards

                                        --------------------------------------

2 This report, and the (+)accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on (+)accounts to which one of the following applies. (Tick one)

    [ ] The (+)accounts have been audited.  [ ] The (+)accounts have been subject to review.

    [X] The (+)accounts are in the          [ ] The (+)accounts have not yet
        process of being audited or             been audited or reviewed.
        subject to review.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* (delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)

6   The entity has a formally constituted audit committee.



Sign here: /s/ Rodney Antal                      Date: 25 February 2003
           ....................................       ......................
           (Director/Company Secretary)


Print name: Rodney Antal
            ...................



-------------------------------------------------------------------------------
(+) See chapter 19 for defined terms.                       Appendix 4B Page 20

                                                                    APPENDIX 4B
                                           HALF YEARLY/PRELIMINARY FINAL REPORT
-------------------------------------------------------------------------------

NOTES

1. FOR ANNOUNCEMENT TO THE MARKET The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. TRUE AND FAIR VIEW If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3.   CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

     Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in AASB 1004: Revenue, and AASB 1018:
               Statement of Financial Performance.

     Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. INCOME TAX If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax prima facie payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5.   CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

     FORMAT The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of AASB 1029: Interim Financial Reporting, and AASB 1040: Statement of Financial Position. Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

     BASIS OF REVALUATION If there has been a material revaluation of non-current assets (including investments) since the last (+)annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of AASB 1010: Accounting for the Revaluation of Non-Current Assets. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS For definitions of "cash" and other terms used in this report see AASB 1026: Statement of Cash Flows. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of AASB 1026. (+)Mining exploration entities may use the form of cash flow statement in Appendix 5B.
-------------------------------------------------------------------------------
(+) See chapter 19 for defined terms.                       Appendix 4B Page 21

                                                                    APPENDIX 4B
                                           HALF YEARLY/PRELIMINARY FINAL REPORT
-------------------------------------------------------------------------------

7. NET TANGIBLE ASSET BACKING Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the (+)ordinary securities (ie, all liabilities, preference shares, outside (+)equity interests etc). (+)Mining entities are not required to state a net tangible asset backing per (+)ordinary security.

8. GAIN AND LOSS OF CONTROL OVER ENTITIES The gain or loss must be disclosed if it has a material effect on the (+)accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. ROUNDING OF FIGURES This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. COMPARATIVE FIGURES Comparative figures are to be presented in accordance with AASB 1018 or AASB 1029 Interim Financial Reporting as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, AASB 1029 Interim Financial Reporting requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which AASB 1029 Interim Financial Reporting applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by AASB 1029 Interim Financial Reporting. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. ADDITIONAL INFORMATION An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the (+)ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the (+)ASIC, must be given to ASX.

12. ACCOUNTING STANDARDS ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. CORPORATIONS ACT FINANCIAL STATEMENTS This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. ISSUED AND QUOTED SECURITIES The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

-------------------------------------------------------------------------------
(+) See chapter 19 for defined terms.                       Appendix 4B Page 22

                                                                    APPENDIX 4B
                                           HALF YEARLY/PRELIMINARY FINAL REPORT
-------------------------------------------------------------------------------

15 DETAILS OF EXPENSES AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. AASB ED 105 clarifies that the disclosures required by AASB 1018 must be either all according to nature or all according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their (+)accounts.

     The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

     RELEVANT ITEMS AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is relevant in explaining the financial performance of the reporting entity. The term "relevance" is defined in AASB 1018. There is an equivalent requirement in AASB 1029: Interim Financial Reporting. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.


16 DOLLARS If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17.  DISCONTINUING OPERATIONS

     Half yearly report

     All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

     Preliminary final report

     Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they are required to disclose in their (+)accounts in accordance with AASB 1042 Discontinuing Operations.

     In any case the information may be provided as an attachment to this Appendix 4B.


18.  FORMAT

     This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.




-------------------------------------------------------------------------------
(+) See chapter 19 for defined terms.                       Appendix 4B Page 23

                                                                    APPENDIX 4B
                                           HALF YEARLY/PRELIMINARY FINAL REPORT
-------------------------------------------------------------------------------



APPENDIX 1:

1.6  Reconciliation of Income Tax Expense:                   $US '000

PROFIT/(LOSS) FOR THE YEAR                                     69,673

PRIMA FACIE INCOME TAX CHARGE/(BENEFIT) @ 30%                  20,902

Tax effect of exempt and non-deductible items

-  tax loss/provision against subsidiary not recognised           213
-  deferred hedging income                                     (4,767)
-  deferred hedging costs                                       1,238
-  rehabilitation related expenses                                205
-  deferred tax assets not recognised/(recognised)             (1,365)

INCOME TAX CHARGE/(BENEFIT)                                    16,426






APPENDIX 2:

1.12 The decrease in revaluation reserves is reconciled as follows:

FINANCIAL INSTRUMENT REVALUATION RESERVE                     $US '000

POSITION AS AT 31 DECEMBER 2001:
Financial instruments recognised in equity                       54.7
Deferred hedging income recognised in equity                     19.4
Deferred hedging costs recognised in equity                      (4.1)
Provision for Deferred Tax Liability recognised in equity       (16.4)
REVALUATION RESERVE AS AT 31 DECEMBER 2001                       53.6

Movement in fair value of hedging instruments                  (114.1)
Reversal of tax liability recognised at 31-Dec-01                16.4
Transfer of realised portion of fair value to income statement  (13.6)
Realisation of deferred hedging income                          (15.9)
Realisation of deferred hedging costs                             4.1

Net YTD movement                                               (123.1)

REVALUATION RESERVE AS AT 31 DECEMBER 2002                      (69.5)



-------------------------------------------------------------------------------
(+) See chapter 19 for defined terms.                       Appendix 4B Page 24

                                              LIHIR GOLD LIMITED

                                                          GOLD INDUSTRY                         CONSOLIDATED
                                                --------------------------------   -----------------------------------
                                                                      PREVIOUS                             PREVIOUS
INDUSTRY                                           CURRENT         CORRESPONDING      CURRENT           CORRESPONDING
SEGMENTS                                            PERIOD             PERIOD          PERIOD               PERIOD
------------------------------------            -----------        -------------   --------------       --------------
OPERATING REVENUE
Sales to customers outside the group               213,189             233,155         213,189              233,155
Intersegment sales                                       -                   -               -                    -
Unallocated revenue                                  1,015               1,805           1,015                1,805
                                                  --------            --------        --------             --------
TOTAL REVENUE                                      214,204             234,960         214,204              234,960
                                                  --------            --------        --------             --------
Segment result                                      53,247              59,176          53,247               59,176
                                                  --------            --------        --------             --------
Unallocated expenses
                                                                                      --------             --------
Group operating profit
(before equity accounting)                                                              53,247               59,176
                                                                                      --------             --------
Segment assets                                     576,684             585,255         576,684              585,255
                                                  --------            --------        --------             --------
Unallocated assets
                                                                                      --------             --------
Total assets                                       576,684             585,255         576,684              585,255
                                                                                      --------             --------


                                                       PAPUA NEW GUINEA                        AUSTRALIA
                                                 -------------------------------     ------------------------------
                                                                      PREVIOUS                           PREVIOUS
GEOGRAPHICAL                                       CURRENT         CORRESPONDING       CURRENT        CORRESPONDING
SEGMENTS                                            PERIOD             PERIOD           PERIOD            PERIOD
-------------------------------------            ----------        -------------     ----------      --------------
OPERATING REVENUE
Sales to customers outside the group               213,189             233,155
Intersegment sales                                       -                   -
Unallocated revenue                                  1,015               1,805
                                                   -------             -------         -------           -------
Total revenue                                      214,204             234,960
                                                   -------             -------         -------           -------
Segment results                                     53,247              59,176
                                                   -------             -------         -------           -------
Unallocated expenses

Group operating profit
 (before equity accounting)

Segment assets                                     576,684             585,255
                                                   -------             -------         -------           -------
Unallocated assets

Total assets                                       576,684             585,255



                                                             ELIMINATIONS                       CONSOLIDATED
                                                -------------------------------      -----------------------------
                                                                     PREVIOUS                           PREVIOUS
GEOGRAPHICAL                                      CURRENT         CORRESPONDING        CURRENT       CORRESPONDING
SEGMENTS                                           PERIOD             PERIOD            PERIOD           PERIOD
-------------------------------------           ----------       --------------      ----------      -------------
OPERATING REVENUE
Sales to customers outside the group                                                   213,189           233,155
Intersegment sales                                                                           -                 -
Unallocated revenue                                                                      1,015             1,805
                                                  -------            -------           -------           -------
Total revenue                                                                          214,204           234,960
                                                  -------            -------           -------           -------
Segment results                                                                         44,108            59,176
                                                  -------            -------           -------           -------
Unallocated expenses
                                                                                       -------           -------
Group operating profit                                                                  44,108            59,176
 (before equity accounting)
                                                                                       -------           -------
Segment assets                                                                         576,684           585,255
                                                                                       -------           -------
Unallocated assets
                                                                                       -------           -------
Total assets                                                                           576,684           585,255
                                                                                       -------           -------

                           [LIHIR GOLD LIMITED LOGO]


                               LIHIR GOLD LIMITED

                        INCORPORATED IN PAPUA NEW GUINEA
                                ARBN 069 803 998

                                                             STOCK MARKET CODES
                                                                      ASX - LHG
                                                                 NASDAQ - LIHRY
                                                                   POMSOX - LHG
DATE:  25 FEBRUARY 2003




                       CHANGE IN LIHIR GOLD LIMITED BOARD

Following the announcement that Jonathan Leslie will be leaving Rio Tinto, he will be resigning as a Director of Lihir Gold Limited. John O'Reilly who is currently Mr Leslie's alternate, and a former CEO and Director of Lihir Gold Limited, has been appointed as a Director to replace him.

These board changes become effective 1 March 2003.




Ross Garnaut
Chairman


==============================================================================


FOR FURTHER INFORMATION CALL (675) 986 5604
ROD ANTAL   MANAGER CORPORATE, SAFETY AND INVESTOR RELATIONS

WEB SITE WWW.LIHIR.COM.PG

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               LIHIR GOLD LIMITED

                                               By: /s/ Rod Antal
                                                   --------------------
                                                   Rod Antal



DATE: 12th March,  2003